CHINA SUNERGY CO., LTD

September 27, 2011

VIA EDGAR

Mr. Martin James, Senior Assistant Chief Accountant
Ms. Kate Tillan, Assistant Chief Accountant
Ms. Leigh Ann Schultz
Ms. Aslynn Hogue, Staff Attorney
Mr. Geoffrey Kruczek, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Sunergy Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2010
Filed April 29, 2011
File No. 001-33433

Dear Mr. James and Ms. Tillan,

This letter sets forth the responses of China Sunergy Co., Ltd (the “Company”) to the comments contained in the letter dated August 31, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meaning set forth in the 2010 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 48

Critical Accounting Policies, page 57

Revenue Recognition, page 57

1.	With a view toward enhanced disclosure, please tell us your consideration for when delivery is considered to have occurred.

The Company respectfully advises the Staff that delivery is considered to have occurred when the risks, rewards and ownership of the products are transferred from the Company to its customers.  The Company will revise to include the following disclosure in its future filings:

“Delivery is considered to have occurred when the risks, rewards and ownership of the products are transferred from the Company to its customers. The majority of our sales contracts include the shipping terms Free on Board ("FOB") and Cost, Insurance and Freight ("CIF"). Based on the nature of these shipping terms, our obligation to deliver has been fulfilled when the goods pass over the ship's rail at the named port of shipment which is specified in each contract.”

The Company supplementally advises the Staff that, under FOB, the Company fulfills its obligation to deliver when the goods have passed over the ship’s rail at the named port of shipment. The customer has to bear all costs and risks of loss or damage to the goods from that point. Under CIF, the Company must pay the costs, marine insurance and freight necessary to bring the goods to the named port of destination and bear the risk of loss of or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel. Under these terms, the Company also fulfills its obligation to deliver when the goods pass the ship’s rail at the port of shipment.

2.	Further, please tell us if your sales contracts include warranty terms.

The Company respectfully advises the Staff that the Company’s sales contracts for module products include warranty terms, whereas solar cell sales under contracts entered into after December of 2006 no longer contain warranty terms.  Solar cell sales made pursuant to contracts entered into with customers prior to December of 2006 contained certain warranty provisions.  The details of the warranty terms are further elaborated under comment # 5, 6 and 7 below.

Allowance for Doubtful Accounts, page 58

3.
We refer to your disclosure that in 2009 you recorded a $7.3 million allowance for doubtful accounts related to one customer. Please tell us how and when the doubtful account related to the particular customer was resolved. In that regard, on page F-15, we see you wrote-off approximately $6 million of your total allowance in 2010.

The Company respectfully advises the Staff that, in 2009, the Company determined that the possibility of collecting the accounts receivable for the specific customer became remote, once it was determined that the customer's financial condition had deteriorated greatly. Based on this assessment, the Company recorded the full allowance of $7.3 million for doubtful accounts.  However, the Company continued its effort to collect the amount from the customer. Subsequently in April 2010, the Company reached a final settlement agreement with this customer, pursuant to which the Company was able to recover $1.5 million of the outstanding receivable balance in December 2010 and wrote-off the remaining amount of approximately $6 million which was uncollectible.

Inventories, page 58

4.
We refer to the last sentence in which you indicate “obsolescence has not historically been a significant factor in the valuation of inventories.” Please reconcile this statement with your disclosure in Note 5 on page F-19 indicating you wrote inventory down by $1.8 million and $2.5 million in 2009 and 2010, respectively, as well as your statement on page 66 that you wrote down inventory by $11.8 million in 2008.

The Company notes that ASC 330-10-35-1 states, in part, as follows:

Where there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the difference shall be recognized as a loss of the current period.

The Company respectfully advises the Staff that the majority of write-downs referred to have been attributable to changes in price levels associated with the decreases in selling prices of solar products, which is the result of market trends discussed on pages 51 and 52 of the 2010 20-F, and the average selling price of the Company’s solar cells decreased from $3.32 per watt in 2008 to $1.36 per watt in 2009 and further to $1.35 per watt in 2010.

The Company maintains that its products are not outdated and as such, obsolescence has not been a major factor in inventory write downs.  The Company will revise its future filings to clarify as such, to the extent applicable.

Warranty Costs, page 59

5.
We note that you provide your solar module customers with a 25-year warranty against specified declines in the initial minimum power generation capacity as well as up to a five-year warranty for defects. Please tell us how you separately estimate these warranties. In addition, tell us how you determine that 1% of solar module sales is sufficient to cover all warranties considering your limited operating history. Please clarify the reference that your accrual is based on your competitors’ accrual history and industry practice as disclosed here and on page F-13.

The Company acknowledges that warranty costs represent a significant estimate considering its limited operating history. In making an estimation of future warranty costs including both 25-year power deterioration and five-year warranty for defects, the Company gives consideration to the following:

•	academic research of the long-term performance of photovoltaic ("PV") modules based upon similar technology as used in the Company’s products;
•	certifications on its product's performance and its internal testing results; and
•	its competitors' policies and claim histories.

PV modules are largely based on similar technologies, manufactured through similar production processes and are subject to the same standards. Warranty periods up to 25 years are common in the Company’s industry. As a result, the Company expects that warranty rates for companies in its industry should be consistent.  Usually, companies in the industry consider factors that affect estimates of warranty costs, including industry data for warranty claim activities for themselves and competitors and academic research.  Such data is widely available from industry publications and competitors' public filings.

The Company’s analysis indicates that its competitors typically provide warranty provisions equal to 0.6% to 1.0% of PV module revenues.  As a comparative new entrant in the market, the Company has adopted a warranty provision of 1.0% of PV module revenues, which considers the factors discussed above and includes consideration that the Company has a shorter operating history and less production experience than many of its competitors.  To date, the Company, and its acquired subsidiaries have not incurred actual warranty charges for defects under the five year warranty provision. Accordingly, the Company believes the current provision of 1% of PV module revenues is adequate to cover both the 25-year and five-year warranties.

The Company also advises the Staff that the Company's products comply with international standards that are common in its industry, including UL, TUV Rheinland, TUV Intercert, Intertek, MCS, SGS quality standards etc. The Company also tests its PV modules to standards beyond those set by the UL, TUV and Intertek, including a damp heat test, to ensure the quality of its products.

The Company will continue to monitor both internal and external data in assessing the adequacy of its warranty accruals.

The Company will revise its future filings to include the following disclosure:

“We currently accrue for all of our product warranties on a cumulative basis, based on our best estimate to date.  We estimate the cost of warranties to be approximately 1.0% of our solar module sales and include that amount in our cost of revenues. We make such estimate based on a number of factors including i) the nature of the warranties provided, which are consistent with industry practice, ii) actual claim expenses incurred, iii) our internal testing results, and iv) other assumptions that affect estimates of warranty costs, including industry data for warranty claim activities and academic research. We acknowledge that such estimates require significant judgment and we will continue to analyze our claim history, academic research and internal testing results and the performance of our products compared to our competitors in determining the adequacy of our warranty accruals.  An increase or decrease of 0.1% accrual rate, applicable to sales of solar module in November and December, would have resulted in a corresponding increase or decrease in warranty expense of $0.1 million for the year ended December 31, 2010.”

6.
Further, tell us how you determine that .5% of revenue from solar cells is sufficient to cover the solar cell warranties. We refer to your disclosure on page 63 that in 2008 you compensated a certain customer in connection with quality deficiencies of solar cells.

The Company advises the Staff that the Company’s sales contracts entered into after December 2006 do not contain warranty provisions, which the Company believes is in line with the practice of other solar cell manufacturers in China. The Company continues to provide warranty associated with the delivery of solar cells pursuant to contractual arrangements entered into on or before December 2006, under which the Company warrants its products against specified declines in the initial minimum power generation capacity for up to 20 years after sales have taken place.

In arriving at its estimate of warranty costs at 0.5% of solar cell sales containing warranty terms, the Company considered the following factors and information in addition to its actual warranty claim history:

•	Warranty provisions of comparable solar cells manufacturers

The Company referenced publicly available information of comparable P-type monocystalline solar cells manufacturers and noted that the provisions were made at 0.5%~0.7% of solar cell sales, which is similar to the Company’s estimate.

•	Industry standard accelerated testing

The Company performs test of its products to make sure they are in compliance with the industry standards.

The compensation paid to a certain customer ("Customer A") in 2008, as disclosed on page 63 was related to a sales contract entered into after December 2006, and as such, it did not contain any warranty provisions. Customer A was one of the Company’s top customers in 2008.  Customer A requested compensation from the Company for what they referred to as "quality deficiencies" several months after taking delivery of the products. The Company determined that they were not contractually obligated to compensate Customer A, however, given the significance of the customer, the Company agreed to compensate them in the amount of  $1.5 million in order to maintain a good relationship. Company does not believe they were culpable for quality issues related to the products accepted by Customer A, but determined not to litigate the issue. The Company notes that this is the only instance of paying such compensation, and maintains that the payment was not related to a warranty issue.

7.	As a related matter, please tell us the nature of your obligations under the warranties, including how you may remedy any claims related to the guarantee of power generation capacity.

The Company respectfully advises the Staff that, in 2010, the Company followed the market practice of providing its solar module customers with (a) a 25-year warranty against specified declines in the initial minimum power generation capacity at the time of sale, and (b) a five-year warranty against defects in materials and workmanship. The remedies provided under the warranty term will be primarily repair and replacement of solar modules and related labor costs, which is consistent with the market practice of industry participants. To date, there have not been any claims made under the Company's warranty provisions.

Results of Operations, page 61

Net revenues, page 61

8.
We refer to your disclosure that net revenues increased by $232.2 million primarily due to an increase in the volume of solar power product sales. With a view toward enhanced disclosure in future filings, please respond to the following:

•	Please clarify the underlying factors responsible for the increased sales to related parties. In that regard, we see related party sales increased $183 million, or 223%, from 2009 to 2010.

The Company respectfully advises the Staff that sales to related parties attributed to 16%, 29% and 52% of total sales in 2008, 2009 and 2010, respectively. The majority of the Company's sales to related parties in 2010 consisted of sales to two module manufacturers, CEEG (Shanghai) Solar Science & Technology Co., Ltd. (“SST”) and CEEG (Nanjing) Renewable Energy Co., Ltd. (“NRE”), in the first ten months of 2010, prior to these entities being acquired in November 2010. The significant increase of sales volume was driven by the stronger market demand in 2010 compared with 2009, and specifically, the increase in sales to these related parties (as opposed to third parties) was in part a result of the planned realignment of the business, which occurred in November 2010.  Prospectively, all of the Company's production of solar cells is expected to be utilized internally in producing solar modules.

•
Please relate the discussion to specific changes in product mix. For example, we note in the first 10 months of 2010, solar module sales were 4.8% of sales and in the last 2 months of 2010, solar module sales were 89.7% of sales.

The Company respectfully advises the Staff that with the acquisition of the two module manufacturing companies in November 2010, the Company expanded downstream to become a solar module provider.  Subsequent to these acquisitions, substantially all of the solar cells produced by the Company were utilized in the production of its modules and no longer sold to external customers. The change in its product mix resulted in the significant increase of module sales and corresponding decrease of solar cell sales.

•	Describe the impact of the change in your business model from an upstream manufacturer of solar cells to a downstream manufacturer of solar modules.

The Company respectfully advises the Staff that, as a result of the change in business model, its customer base will change from primarily solar cell customers to primarily solar module customers. The sales of solar modules will increase substantially, and the cost of revenues, which include the cost of producing solar cells, other material and manufacturing costs and warranty cost, and the operating expenses, will also increase. Module products contributed more than 90% of total revenues after acquisition which the Company believes will be the trend going forward.  Further, in accordance with prevailing market practice, sales of solar modules will be subject to the warranty described above, and as such, warranty provisions will increase prospectively from those required in connection with sales of solar cells.

Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

In response to the Staff's comment, the Company will revise to clarify and include the following disclosures in its future filings:

“Our significant increase of net revenues in 2010 was primarily due to the following two reasons:  a) strong market demand for solar module products in 2010 compared to 2009, in part due to the recovery of the global economy, and b) our transitioning from a manufacturer of solar cells to a manufacturer of solar module, which command higher sales price. As we expect the majority of our business to be module sales prospectively, we expect the higher per unit sales price to continue.”

In addition to the above, and in part as a result of having operated the module business for the full year ending December 31, 2011, the Company will be in a position to better describe the material trends and uncertainties affecting this business in its future filings in accordance with the guidance provided for in Item 303(a) (3) of Regulation S-K and Securities Act Release 33-8350.

Cost of revenues, page 62

9.	Please quantify for us the impact of the decreased silicon raw material and non-silicon costs.

The Company respectfully advises the Staff that wafer costs dropped from $0.95/W in 2009 to $0.88/W in 2010, non-silicon costs of solar cell products dropped from $0.29/W in 2009 to $0.22/W in 2010. As a result of the decreases, the unit cost for solar cell products decreased by approximately 16% in 2010 compared with 2009. The Company will revise its future filings to include similar disclosure.

10.	Further, please tell us the impact of changing from a solar cell manufacturer to a solar module manufacturer on cost of revenues.

The Company respectfully advises the Staff that, changing from a solar cell manufacturer to a solar module manufacturer resulted in a substantial increase of the Company’s cost of revenues. The Company does not have the capacity to produce sufficient solar cells, which are the major component of module manufacturing, to fulfill its module manufacturing requirements.  As such, the Company purchases some solar cells from external solar cell suppliers. External purchase costs are usually higher than the Company’s internal manufacturing cost of solar cells. Relevant data in the last two months of 2010 shows that the external purchase cost for a solar cell was approximately 17% higher than the Company’s internal manufacturing cost of solar cells. In addition, the Company needs to source other materials, including metallic pastes, tempered glass, ribbon, laminate material (EVA,TPT), junction boxes, and aluminum frames, and incur higher overhead costs attributable to greater production facilities and a larger labor force and to provide warranties in connection with sales of solar modules, which contribute to the increase in cost of revenues.

The Company will provide these additional details in future filings.

Gross profit, page 62

11.
We see the significance of your related party sales. With a view toward enhanced disclosure in future filings, please describe to us the reasons for the difference in gross profit related to third party sales and gross profit attributable to related parties. For example, we see 2010 gross margins for related party sales were 20.9% compared to 14.6% for third party sales.

The Company respectfully advises the Staff that gross margins earned on sales to related parties and sales to third parties is very similar for the same kind of products. The difference in gross margins highlighted above is primarily attributable to different products being sold.  The majority of the related-party sales were made in the first ten months of 2010, and relate to the sale of solar cell products to NRE and SST, which had similar margins as those earned from sales to third parties of approximately 20.9%. However, after the Company's acquisition of SST and NRE on November 1, 2010, substantially all of the Company's sales are derived from module products sold to third parties with an average gross margin of 14%.  In addition, the Company made some sales of lower quality solar cells (a by-product of solar cell production) to third parties, which have negative gross margins of approximately 72%, inclusive of the impact of writing down the inventories on hand. As such, the 14.6% gross margin to related parties referred to above is comprised of solar cell sales (normal quality), solar modules (in last two months of year) and lower-quality solar cells, as opposed to the 20.9% gross margin earned on sales of solar cells (normal quality only) to related parties.

The Company supplementally advises the Staff that, as a result of the change in business, it does not expect there will be significant related party sales in the future.  The Company will provide an analysis of the change in margins from 2010 to 2011 in its 2011 Form 20-F.

12.
We refer to your disclosures on page F-13 that your buy-sell arrangements are for making profits from trading of polysilicon. Please quantify the impact of these buy-sell arrangements on your operations.

The Company respectfully advises the Staff that, from 2009 to 2010, the Company sold polysilicon purchased from a certain Party A to its suppliers of silicon wafers in order to maintain a stable supply of silicon wafers in terms of both quantity and quality.  As the Company has developed a long-term supply relationship with Party A, their purchase price of polysilicon from Party A has historically been slightly lower than the prevailing market price. As such, the arrangement resulted in an insignificant amount of profit, which was derived from the Company's ability to sell the polysilicon at a higher price than the cost to purchase.  For the year of 2010, sales of polysilicon accounted for only approximately 3% of the Company’s total sales, and contributed $1 million of the Company’s gross profit (with gross margin of approximately 6%).  The Company will revise its future filings to clarify the business purpose of this activity and will state that:

“We may also enter into certain arrangements with suppliers to purchase polysilicon, which we then sell to our wafer suppliers and do so in order to maintain the quantity and quality of our silicon wafer supply, which are a key input into the production of solar cells. For the year ended December 31, 2010, polysilicon sales amounted to $13 million or approximately 3% of our total sales and contributed $1 million to our gross profit.”

13.	Please tell us the impact that government subsidies and economic incentives have on current results and is expected to have on future operations.

The Company respectfully advises the Staff that, as shown on page F-25, the Company received $0.10 million, $0.03 million, and $0.15 million during 2008, 2009 and 2010, respectively, for government subsidies and grants which had an insignificant impact on the Company's operations. Although the Company expects to receive government subsidies from time to time in the future, it does not believe that any such subsidies if and when received will be significant to the Company's operations.

Operating expenses, page 62

14.
Please quantify the amount of increased salary and benefits related to your acquisitions, the increase in logistic fees, the amortization of intangible assets, and the increased cost of research and development activities and related raw materials.

The Company respectfully advises the Staff that the costs related to the two acquired module manufacturing companies which were incurred in November and December of 2010 consisted of salaries and benefits of $0.6 million, transportation fees of $0.9 million, amortization of intangible assets of $0.5 million, and increased cost of research and development activities and related materials of $0.1 million.

The Company will highlight the impact of the module business acquisitions on its operations in the MD&A disclosures to be included in the 2011 Form 20-F.

Change in Fair Value of Derivative, page 62

15.
Please tell us the reason for each period’s gain or loss related to the change in fair value of derivatives. In that regard, we see that you described the reason for the 2009 gain but did not provide a similar reason for the 2010 gain or the 2008 loss on page 63.

The Company respectfully notes the Staff's comment and will include the following description of the 2010 gain in its future filings.

“Our gain on the change in fair value of derivative in 2010 was due to the change in fair value of foreign currency exchange contracts in the amount of $2.9 million, which was attributable to the depreciation of the Euro against the RMB during the period.”

The Company respectfully advises the Staff that, in 2008, the Company incurred a loss related to the change in fair value of two derivative instruments in the amount of $9.9 million. The loss reflected the change related to the fair value of an embedded foreign currency derivative in one of the Company's long-term raw material supply contracts in the amount of $7.6 million attributable to the depreciation of the USD against the RMB.  Additionally, the change in fair value of the Company’s forward foreign currency exchange contract entered into in the fourth quarter of 2008 resulted in a further loss in the amount of $2.3 million.

In 2009, the Company realized a gain in the amount of $8.0 million which was mainly attributable to the termination of the aforementioned embedded foreign currency derivative instrument in connection with the termination of one of the Company’s long term supply contracts in September 2009.

Liquidity and Capital Resources, page 64

Cash flows and Working Capital, page 64

16.	With a view toward clarified disclosure in future filings, please tell us how the buy-and-sell arrangements referenced on page F-13 allow you to make “profits from trading of silicon.”

The Company respectfully advises the Staff that the primary purpose of the buy-and-sell arrangements for silicon material is to maintain the quantity and quality of stable silicon wafer supply. The Company purchased polysilicon from its material suppliers and sold it to other parties in exchange for the silicon wafers under buy-sell arrangements. The arrangements are not solely to make profit. In response to the Staff's comment, the Company will revise in its future filings the description of this activity in the response to your comment #12.

17.
We note that you finance operations through cash flows from equity contributions by your shareholders. Please tell us which equity contributions you are referring to as we do not see any recent transactions reflected in the consolidated statements of cash flows. Additionally, please reconcile the statement with your financing activity disclosure indicating you have relied on current cash, cash equivalents, short-term borrowings, proceeds from your convertible senior notes offering in July 2008, and anticipated cash flow from operations.

In response to the Staff's comment, the Company will revise the disclosure in future filings to remove the wording "cash flow generation from equity contributions," which referred to historic transactions. The Company has not received and does not expect to receive any significant equity contributions since the initial public offering in 2007.

18.	We refer to your discussion regarding the ADS borrowing facility. Please tell us the impact of the facility on cash flows and working capital.

The Company respectfully advises the Staff that the nature of the ADS borrowing facility is a share lending agreement entered into in connection with the issuance of convertible bonds, as discussed on pages F-23 and F-24.  The facility provided no direct cash flows to the Company except for the cash collateral it received from the counterparty, which is included in the Company's restricted cash balance. The Company will revise the Liquidity and Capital Resources discussion in its future filings to include the following description:

“We entered into a share-lending arrangement in connection with the issuance of our convertible senior notes in July 2008.  The purpose of the arrangement, entered into with a third-party financial institution, was to provide potential investors with a means by which they could hedge their long-term exposure to the Company's equity underlying the conversion option.  We have not received any significant cash from this arrangement, with the exception of cash collateral received from the counterparty which is included in the "restricted cash-collateral account" balance on our consolidated balance sheet.”

Operating Activities, page 65

19.
We refer to your disclosure that a significant increase in the amounts due from related parties is a result of your increased solar module sales to related parties. Please tell us if the payment terms with related parties are different than with third party customers.

The Company respectfully advises the Staff that the payment terms of substantially all of the related parties ranged from one to two months, which are consistent with the terms provided to third party customers.

Financing Activities, page 66

20.
Please tell us, and revise future filings to clarify, the primary drivers necessary to understanding your cash flows. Given that your disclosure here appears to simply recite the information included in your financial statements, it is unclear from your disclosure here what factors drove the sources and uses of cash from the financing activities you mention, such as the reasons underlying the increased long-term borrowings.

The Company duly notes the Staff’s comment and respectfully advises the Staff that, among the borrowings in 2010, $46.0 million was for the purpose of acquiring the two module manufactures, $14.6 million was for the purpose of purchasing property, plant and equipment in connection with the expansion of solar cell manufacturing lines, and the rest of the amount was for the purpose of increasing working capital in anticipation of longer cash collection period as a result of the change in business from the sale of solar cells to module sales. In response to the Staff's comment, the Company will revise future filings to include the following description of this impact:

“The increase in our short-term and long-term borrowings in 2010 was for the purpose of acquiring the two module manufactures in November 2010, purchases of property, plant and equipment mainly in connection with the expansion of solar cell manufacturing capacity and to fund additional working capital in anticipation of longer credit terms and cash collection cycles as a result of the switch to module sales.”

21.	We refer to your recent long-term borrowings. Please tell us the underlying reasons for and uses of the long-term borrowings.

The Company respectfully advises the Staff that the long-term borrowings are from the Import and Export Bank of China with an annual average interest of 3.51%. This loan has a term of two years and is due in October 2012. The long-term borrowings were obtained for purchases of raw materials, which was included in the response to your comment #20.

22.	Please tell us the nature of any restrictions that may impact your availability. We refer to your disclosure on page F-21 describing availability of $194.7 million as of December 31, 2010.

The Company respectfully advises the Staff that there are no restrictions. The Company will provide the following description in its future filings to clarify this fact:

“The Company had $194.7 million available under a short-term bank facility as of December 31, 2010 with no restrictions as to the use of such facility.  The bank facility contains no financial covenants.”

Capital Expenditures, page 67

23.	Please tell us why you did not describe how you intend to finance your capital expenditures.

The Company notes the Staff's comments and will include the following description in its future filings:

“We intend to finance the capital expenditures by short-term and long-term bank borrowings and cash flows generated from operations.”

Trend Information, page 68

24.
Please tell us why you did not discuss the impact of your business plan change from being a solar cell manufacturer to a solar module provider in your trend information. Refer to Item 5.D of Form 20-F.

The Company respectfully advises the Staff that the Company transitioned to being a solar module manufacturer in the last two months of 2010 after acquiring two solar module manufacturing businesses to achieve more vertical integration and to better position itself for future solar market expansion. Please refer to the Company’s response to comment #8 as to the impact of the change in the business model of the Company. The Company further advises the Staff that, although the Company expected certain of its results of operations to be impacted, it had not gained sufficient operating history to make meaningful trend analysis as of December 31, 2010.  As noted in the response to comment #8, the Company will be in a position to better describe the material trends and uncertainties affecting this business in its future filings in accordance with the guidance provided for in Item 303(a)(3) of Regulation S-K and Securities Act Release 33-8350.

Item 18. Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

25.
Please tell us why the value added tax receivable was $17.9 million as of December 31, 2010 compared to $2.1 million as of December 31, 2009. Please include a discussion of the timing and related dollar amount of sales near year end for the comparative periods in your response. Also please indicate whether these sales were with third parties or related parties.

In response to the Staff's comment, the Company has prepared a reconciliation of the value added tax ("VAT") receivable from December 31, 2009 to December 31, 2010, which is as follows:

Value added tax receivable
Balance at 12-31-09	$ 2.1 million
Addition attributable to acquisitions	$ 12.3 million
Addition in 2010 from purchases	$ 19.9 million
Tax refund receipts in 2010	($ 16.4 million)
Balance at 12-31-10	$ 17.9 million

SST and NRE, the two module manufacturers the Company acquired in late 2010, sell the majority of their products to overseas third-party customers and purchase a majority of their raw materials from domestic suppliers. VAT receivables are generated from purchases which can be used to reduce VAT payables generated from sales transactions. Sales to overseas customers do not incur VAT. As such, the Company generated a net VAT receivable position as of December 31, 2010, which was significantly higher than that generated as of December 31, 2009.  VAT receivables are usually refunded within approximately three months after custom's clearance.  The $17.9 million balance as of December 31, 2010 has been fully collected as of the date of this letter.  Further, the increased purchases from third-party suppliers in the fourth quarter, which are largely attributable to the acquisitions, also contributed to the increase in the VAT receivable balance at December 31, 2010 as compared to that as of December 31, 2009.

Consolidated Statements of Operations, page F-5

26.	Please show us how you computed the weighted average shares outstanding for 2009 and 2010. In that regard, we see that over 267 million shares were outstanding as of December 31, 2008, 2009 and 2010.

The Company respectfully advises the Staff that the 267 million outstanding shares as of December 31, 2008, 2009 and 2010 include approximately 27 million loaned shares (4,431,000 ADS).  The Company notes that ASC 470-20-45-2A, states, in part as follows:

Loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs.

As such, the Company computed the weighted average shares outstanding for purposes of calculating basic income per share by subtracting the 27 million loaned shares from the total number of shares which were legally outstanding during the period of approximately 267 million to arrive at the approximate 240 million shares used in the calculation for both 2009 and 2010.

Consolidated Statements of Cash Flows, page F-7

27.
We note that you reflect changes in prepaid land use rights within changes in operating assets and liabilities within net cash provided by operating activities. Please tell us why you have classified this as an operating activity. Refer to ASC 230-10-45-13. Please also tell us the nature of this change.

The Company respectfully advises the Staff that payments associated with land use rights are in substance operating lease payments, as the arrangements pursuant to which the land is leased do not contain any provisions for the transfer of ownership or bargain-purchase-options.   As such, the Company believes considering the payments for land use rights as operating lease payments is consistent with the guidance provided in ASC 840-10-25-37, which states as follows:

If land is the sole item of property leased and either the transfer-of-ownership criterion in paragraph 840-10-25-1(a) or the bargain-purchase-option criterion in paragraph 840-10-25-1(b) is met, the lessee shall account for the lease as a capital lease. Otherwise, the lessee shall account for the lease as an operating lease.

Accordingly, the pre-payments for such rights are considered prepaid rent by the Company. The Company notes that ASC 230-10-45-13, in identifying specific cash outflows for investing activities, states in part as follows:

c.   Payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets including interest capitalized as part of the cost of those assets. Generally, only advance payments, the down payment, or other amounts paid at the time of purchase or soon before or after purchase of property, plant, and equipment and other productive assets are investing cash outflows.

Given that the Company does not acquire property as a result of the land use rights, the Company believes the payments are not investing cash outflows and therefore have been appropriately reflected as an operating activity in accordance with ASC 230-10-20 which states, in part, as follows:

Operating activities include all transactions and other events that are not defined as investing or financing activities.

Note 2. Summary of Principal Accounting Policies, page F-9

Note 2(o) Revenue recognition, page F-12

28.
We refer to your disclosure that you recognize revenue upon “documentary evidence of shipment.” With a view toward enhanced disclosure in future filings, please tell us in more detail how you determine when delivery has occurred.

Please refer to the response provided to comment #1. The Company will revise its future filings to include similar disclosure.

29.	Please tell us how you account for government subsidies and economic incentives related to the sale of your products.

The Company respectfully advises the Staff that the Company does not receive government subsidies or economic incentives which are directly related to the sale of the Company’s products. Local governments sometimes grant subsidies to the Company to support growth and development in the community. These subsidies are recognized as other income in the period when they are received.

Note 2(t) Warranty cost, page F-13

30.	Please tell us where you have provided a tabular reconciliation of the warranty balance. Refer to FASB ASC 460-10-50-8(c).

The Company respectfully advises the Staff that the Company has provided the beginning and ending balances required by ASC 460-10-50-8(c), but did not provide a detailed reconciliation of the movement, on the basis that there were no actual warranty claims for 2008, 2009 and 2010, as disclosed on page F-13, nor were there any changes to the preexisting warranties.  The majority of the movement in the balance is attributable to the acquisition of the module businesses. Given the increased significance of the warranty provisions associated with the sale of modules, the Company will provide the tabular reconciliation required by ASC 460-10-50-8(c) prospectively in future filings.

The Company supplementally provides the Staff with the reconciliation for 2010, which is as follows:

2010
Beginning balance	$0.5 million
Increase due to acquisition of SST &NRE	$6.4 million
Warranty provision for module business	$1.7 million
Actual warranty claimed	$ 0
Ending balance	$8.6 million

31.	Please tell us why your warranty accrual increased from $513,459 as of December 31, 2009 to $8,630,604 as of December 31, 2010.

The Company respectfully advises the Staff that the increase of warranty accrual was primarily due to the acquisition of SST and NRE in November 2010. Please refer to the details in the movement provided in the response to comment #30 above.

Note 12. Convertible Senior Notes, page F-22

Share Lending Arrangement, page F-23

32.	Please tell us the following:

•	The treatment of the share-lending arrangement for the purposes of calculating earnings per share;

Please refer to the responses to your comment #26.

•	The unamortized amount of the issuance costs associated with the share-lending arrangement at the balance sheet date; and

As disclosed in footnote 12 on page F-23, the share lending arrangement was entered into contemporaneously with, and in support of, the issuance of the convertible notes.  All of the issuance costs associated with the issuance of the convertible notes, including the costs associated with the share-lending arrangement, which include the fair value of the share-lending arrangement of $1.9 million, have been included in "offering expenses" disclosed on page F-23.  The unamortized balance of the $1.9 million was $1,130,551 and $824,268 as of December 31, 2009 and 2010, respectively.

•	The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement for the reporting period.

The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement has been included in the offering expense amortization disclosed on page F-23.  The amortization of the issuance costs associated specifically with the share-lending arrangement was $386,372, $422,977 and $306,283 for the years ended December 31, 2008, 2009 and 2010, respectively.

Please also tell us how you considered the disclosures required by ASC 470-20- 50-20A.

In response to the Staff's comment, the Company notes the following items are required to be disclosed pursuant to the guidance in ASC 470-20-50-[2A]:

a)	A description of any outstanding share-lending arrangements on the entity's own stock;
b)	All significant terms of the share-lending arrangement including all of the following:
a.	The number of shares;
b.	The term;
c.	The circumstances under which cash settlement would be required;
d.	Any requirements for the counterparty to provide collateral.
c)	The entity's reason for entering into the share-lending arrangement;
d)	The fair value of the outstanding loaned shares as of the balance sheet date;
e)	The treatment of the share-lending arrangement for the purposes of calculating earnings per share;
f)	The unamortized amount of the issuance costs associated with the share-lending arrangement at the balance sheet;
g)	The classification of the issuance costs associated with the share-lending arrangement at the balance sheet date;
h)	The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement for the reporting period;
i)	Any amounts of dividends paid related to the loaned shares that will not be reimbursed.

The Company respectfully advises the Staff that item a) - c) and i) have been disclosed in Note 12 Convertible Senior Notes on page F-23 and F-24. The issuance cost of share-lending arrangement required to be disclosed by item f) - h) above has been aggregated together with the convertible senior note issuance costs disclosed in Note 12. However, the Company will revise its future filings to separately disclose the issuance costs specifically attributable to the share-lending arrangement in future filings.  The Company also will revise its future filings to disclose the fair value of the outstanding loaned shares as of the balance sheet date and the treatment of the share-lending arrangement for purposes of calculating earnings per share (see response to comment #26), in accordance with items d) and e), respectively.

Note 16. Income Taxes, page F-25

33.	In future filings, please disclose the tax years subject to audit for your major tax jurisdictions. Refer to FASB ASC 740-10-50-15(e).

The Company respectfully advises the Staff that the Company's major tax jurisdiction is China and the tax years subject to audit for China location has been disclosed on page F-25, which states as follows:

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 is specifically listed as a special  circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. As a result, the Company's PRC subsidiaries are subject to tax examination by the PRC tax authorities from 2008 through 2010 on non-transfer pricing matters, and from 2004 to 2010 on transfer pricing matters. There is no statute of limitations in the case of tax evasion.

The Company will revise to include the following disclosure in its future filings:

“The PRC is the primary tax jurisdiction in which the Company operates.  As of December 31, 2010, the Company's PRC subsidiaries remain  subject to tax examination by the PRC tax authorities for the tax years 2008 through 2010 on non-transfer pricing matters, and the tax years 2004 to 2010 on transfer pricing matters.”

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

If you have any additional questions or comments regarding the 2010 Form 20-F, please contact the undersigned at +86 25 5276 6888, or our U.S. counsel, Latham & Watkins LLP, attention: Karen Yan at +86 21 6101 6018.

Very truly yours,

By:	/s/ Yongfei Chen
Name: Yongfei Chen
Title: Acting Chief Financial Officer

cc:	Tingxiu Lu, Chairman
Zhifang Cai, Chief Executive Officer
Karen M. Yan, Esq., Latham & Watkins LLP
Grant Pan, Deloitte Touche Tohmatsu CPA Ltd.